SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2019

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

MATERIAL FACT (“HECHO ESENCIAL”)

Celulosa Arauco y Constitución S.A.

Registration in the Securities Registry No. 42

Santiago, January 31st, 2019

Messrs.

Commission for the Financial Market

(Comisión para el Mercado Financiero)

Dear Sirs:

The undersigned, on behalf of the corporation (sociedad anónima) named Celulosa Arauco y Constitución S.A., (the “Company” or “Arauco,”) both domiciled in the Metropolitan Region of Chile, at Avenida El Golf No. 150, 14th Floor, commune of Las Condes, a company registered in the Securities Registry under No. 42, Chilean Taxpayer Identification No. 93,458,000-1, and being duly entitled for these purposes, hereby communicates you the following material information concerning the company and its businesses, pursuant to the provisions of section 9 and the second paragraph of section 10, both of Law No. 18,045, and Regulation of General Application (Norma de Carácter General) No. 30, issued by the Superintendence:

As it was mentioned in the Material Fact sent to this Commission for the Financial Market, on January 25th, 2019, we herein inform to you that on the date hereof the closing of the acquisition by the subsidiaries of the Company, Inversiones Arauco Internacional Limitada and AraucoMex, S.A. de C.V., of all of the shares of Masisa S.A.’s Mexican subsidiaries, namely Maderas y Sintéticos de México, S.A. de C.V., Maderas y Sintéticos Servicios, S.A. de C.V., Masisa Manufactura, S.A. de C.V., Placacentro Masisa México, S.A. de C.V. and Masnova Química, S.A. de C.V., has occurred.

The price of the transaction, in the amount of US$160 million, has been paid on the date hereof.

The main assets acquired consist of two industrial complexes located in Durango and Zitácuaro, that jointly account for three Particleboard (PB) lines with an annual installed capacity of 339,000 m3;; an MDF boards line of with an annual installed capacity of 220,000 m3; melamine coating (or TFL) lines with an annual total installed capacity of 309,000 m3; a chemical plant with an installed capacity of 60,000 tons of resins and 60,600 tons of formaldehyde; and impregnation lines with an aggregate annual installed capacity of 28.9 million of m2. Further, Masisa México is the lessee of a chemical plant in Lerma, with an installed capacity of 43,200 tons of resins and 21,600 tons of formaldehyde.

With this transaction, Arauco reaches an installed capacity of wood based panels of more than 10 million m3, thus consolidating its position as the second manufacturer on a worldwide scale in such industry.

As it was indicated in the abovementioned Material Fact, Arauco estimates that this transaction will bring about positive effects in the Company’s results, although, at this time, it is not possible to quantify these effects.

Very truly yours,

CELULOSA ARAUCO Y CONSTITUCION S.A.

Matías Domeyko Cassel

Chief Executive Officer

c.c.

- Santiago Stock Exchange. La Bolsa No. 64, Santiago

- Chilean Electronic Exchange. Huérfanos 770, 14th Floor, Santiago

- Representative of the Bondholders (Banco Santander). Bandera 140, Santiago

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date: February 1, 2019	By:	/s/ Matías Domeyko Cassel
	Name:	Matías Domeyko Cassel
	Title:	Chief Executive Officer